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                             December 30, 2020

       Harry A. Wolin
       Senior Vice President, General Counsel and Corporate Secretary Advanced Micro Devices, Inc.
       2485 Augustine Drive
       Santa Clara, California 95054

                                                        Re: Advanced Micro
Devices, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 4,
2020
                                                            File No. 333-251119

       Dear Mr. Wolin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed December 4, 2020

       Cover Page

   1. Please revise the cover page to state the amount of shares of common stock that Advanced
                                                        Micro Devices is
expected to issue in the merger. Refer to Item 501(b)(2) of Regulation
                                                        S-K.
       Summary, page 14

   2. Please expand the disclosure on pages 15-17 to disclose the advisory fees, including the amounts contingent upon
completion of the merger.
 Harry A. Wolin
FirstName LastNameHarry   A. Wolin
Advanced Micro  Devices, Inc.
Comapany30,
December  NameAdvanced
              2020        Micro Devices, Inc.
December
Page 2    30, 2020 Page 2
FirstName LastName
Interests of AMD Directors and Executive Officers in the Merger, page 20

3. We note your disclosure that the AMD directors and executive officers have interests in the merger that may be different from the interests of AMD stockholders generally.
         Please revise your disclosure in this section to quantify the interests of the directors and executive officers. Please make similar revisions to the section entitled "Interests of
         Xilinx Directors and Executive Officers in the Merger" on page 20. Risks Relating to the Merger, page 38

4. Please include a risk factor to highlight that the combined company will record goodwill and intangibles that could become impaired and affect the operating results.
The merger will involve substantial costs, page 46

5. Please quantify, if practical, the "substantial costs" involved in the merger.
Background of the Merger, page 74

6. Please revise the disclosure to clarify why AMD's and Xilinx's respective full boards each decided to engage two financial advisors in connection with the merger transaction.
7. Please ensure that you have described how AMD and Xilinx selected their financial advisors. Refer to Item 1015(b)(3) of Regulation M-A. For example, we note that the disclosure on pages 98 and 117 appears to discuss the qualifications of DBO and Credit
         Suisse, respectively, but does not describe the method of selection. Recommendation of the AMD Board of Directors; AMD's Reasons for the Merger, page 89

8. Please revise to clarify the basis for your references on page 89 to the "industry's strongest portfolio of high performance processors" and "expanding AMD's total addressable market to $110 billion."
Opinions of AMD's Financial Advisors, page 98

9. We note your disclosure here and on page 118 that the four fairness opinions were rendered to the AMD and Xilinx boards on October 26, 2020 and subsequently confirmed in writing. Please disclose whether there have been any material changes in either AMD's or Xilinx's operations or performance since the opinions were rendered. Please also disclose whether there have been any material changes to the projections or assumptions upon which the financial advisors based their opinions. Finally, please disclose whether any material changes are anticipated to occur before the special meetings.
10.      We note that the financial advisors selected certain companies for purposes of
         comparison. Please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded. Harry A. Wolin
FirstName LastNameHarry   A. Wolin
Advanced Micro  Devices, Inc.
Comapany30,
December  NameAdvanced
              2020        Micro Devices, Inc.
December
Page 3    30, 2020 Page 3
FirstName LastName
Opinion of DBO, page 98

11. We note the disclosure on page 98 that DBO's opinion "was directed to the AMD board of directors" and the language on page B-3 of Annex B to the effect that "[t]his opinion is for the information of the Board of Directors of Parent only ... consent." Please revise your disclosure to state that DBO has consented to the use of the opinion in your filing.
Other Matters, page 117

12. Please elaborate on the additional payments of up to $10 million that may be made to
         DBO and Credit Suisse. Please explain how the amount of the payment will be determined. Please make similar revisions to your disclosure on page 126 with respect to additional $40 million that Xilinx may pay to Morgan Stanley. Explanatory Note Regarding the Merger Agreement, page 148

13. Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide stockholders a materially complete understanding of the merger agreement disclosures. U.S. Federal Income Tax Consequences of the Merger, page 198

14.      Please revise to clarify why counsel carves out "the unearned income
Medicare
         contribution tax" in this context.
Comparison of Stockholders' Rights, page 201

15. We note the exclusive forum provision in Section 7 of Article VI of the amended and restated bylaws filed as Exhibit 3.1 to Advanced Micro Devices' 8-K filed on October 27,
         2020 and the provision in Article XII of the bylaws filed as Exhibit
3.1 to Xilinx's 8-K
         filed on October 27, 2020. Please disclose such provision in the context of the comparison of stockholders' rights.
16. We note Section 7 of Article VI of Advanced Micro Devices' amended and restated
         bylaws contains an exclusive forum provision that identifies the Court of Chancery of the
         State of Delaware as the sole and exclusive forum for certain litigation, including any
 Harry A. Wolin
Advanced Micro Devices, Inc.
December 30, 2020
Page 4
          derivative action.    Please disclose whether this provision applies
to actions arising under
       the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Exhibits 8.1 and 8.2, page II-2

17. We note that you have filed draft opinions. Please file executed tax opinions in a pre-
       effective amendment to the registration statement.
Exhibit 99.2, page II-2

18. We note that the consent applies only to the registration statement and not to any amendments or supplements therein. Please file an updated consent as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell,
Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameHarry A. Wolin
Comapany NameAdvanced Micro Devices, Inc.                    Division of
Corporation Finance
                                                             Office of
Manufacturing
December 30, 2020 Page 4
cc:
FirstName Tad J. Freese
          LastName